Filed by Live Oak Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Live Oak Acquisition Corp. II

Commission File No.: 001-39755

Date: May 7, 2021

The following email was sent to employees of Navitas Semiconductor Limited (the “Company”) on May 7, 2021.

May 7th 2021

Dear Navitas team,

We have some exciting news to share about the company’s future!

Today, we announced the first step in a process that will allow us to become a publicly-listed company with a strong balance sheet and the ability to accelerate our current success with our GaN ICs as we revolutionize the world of power electronics.

The process we have engaged in is often called a ‘SPAC business combination.’ What that means is that we have agreed to combine with a ‘Special Purpose Acquisition Company’ (SPAC) called ‘Live Oak Acquisition Corp II.’SPAC business combinations have become a popular method for high-growth U.S. companies to become public. From our perspective, the process offers us a more efficient and more predictable path to going public as compared to a traditional IPO. As part of the process, we have attracted new investors excited about our vision, technology and product roadmap. We anticipate that the process of completing this business combination will take about 3-4 months. At the conclusion of the process, we will be a publicly-traded company and our stock will be traded on a national stock exchange (NYSE or NASDAQ) under a new ticker symbol “NVTS.” We are targeting to complete this process by the end of Q3’21.

The deal that we announced today implies a current enterprise value for Navitas of approximately $1.04B The value we have created is a testament to the hard work that each and every Navitas employee has delivered and continues to deliver.

We are truly excited that this deal allows us to accelerate our roadmap, growth and expansion. We now intend to move beyond our initial high-volume success in the mobile-charging market into new, large, exciting growth markets, including data centers, solar energy and electric vehicles.

Again, this exciting plan is thanks to the hard work of everyone at Navitas. You are a huge part of the company’s success, and you should be incredibly proud of your role in making this possible.

Upon the completion of the SPAC business combination process, Navitas will be subject to public company financial reporting obligations. Accordingly, we are asking all of our employees to behave as if we are already a public company. The public company financial reporting requirements will demand greater accountability, diligence and reporting, consistently executing to targets, and more formal and deliberate communications and information-sharing.

Everyone must be laser-focused on the task at hand: exceeding our targets and delivering results!

Your Navitas equity awards will be converted into corresponding equity awards of the new publicly-traded company resulting from the SPAC business combination with the same vesting schedule as you have now. After the company becomes public, we expect it will take approximately 2 months for the registration process to become complete so you can begin trading those shares. Shares held by VP and above will be subject to 6 month or longer lock-ups, but other employees are free to sell shares or exercise options after the registration process is complete. For now, there is no impact on the structure of your equity. Tax consequences can vary, and many of us may want to refer to tax professionals.

We’ve always been proud of our transparent culture. We intend to maintain that to the degree possible, but we are likely not going to be able to share information as freely as we have previously enjoyed. We also need everyone to exercise a greater degree of discretion, professionalism and confidentiality. Today’s news will generate interest from customers, partners, the media and our shareholders. If you receive any inquiries about this SPAC business combination process, including from former Navitas employees, do not share ANY information, and instead, forward them to ir@Navitassemi.com. Also do not reply to any inquiries, comment to the press, or share any company information outside of Navitas, even with your friends and family. Not even spouses. This is a legal requirement during this process.

As you can imagine, we cannot predict every change required of us right now. We expect that there will be bumps along the way and we appreciate your patience in advance.

We know you will have many questions – so we will share the good news today in an ‘All Hands’ Zoom call at 5:30 pm Pacific (Friday, May 7th). Please bear with us in the coming days and months as we work through a complex process. If your questions are not answered in the ‘All Hands’, please email questions@Navitassemi.com. We will consolidate all questions in this account and answer them as answers become available.

We are beyond thrilled that we’re embarking on this journey together. It wouldn’t be possible without you, and we have faith that you will rise to meet the challenge. I especially want to thank the many Navitas employees who have worked long days and nights to make this deal possible. Stay patient and bear with us as we manage through significant changes and the process of becoming a public company.

Please see the Navitas Investor Relations (IR) page for more information.

We look forward to speaking with you all on tonight’s All Hands Zoom.

Sincerely,

Gene

Gene Sheridan, co-founder and CEO

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The following FAQ was sent to employees of the Company on May 7, 2021.

Navitas Employee FAQ

What is a SPAC and why are we merging with a SPAC?

A special purpose acquisition company (SPAC) is a company with no commercial operations that is formed strictly to raise capital through an initial public offering (IPO) to merge with an existing company — in our case, Live Oak Acquisition Corp II (NYSE: LOKB) is the publicly traded SPAC that is merging with Navitas in order for us to reach the public markets. SPACs have been around for decades. In recent years, SPAC’s have gone mainstream, attracting big-name underwriters and investors and raising a record amount of IPO money in 2020 and these first few months of 2021.

By merging with LOKB, we believe we will better position ourselves to achieve our goal of having GaN begin to replace legacy silicon. We believe that the SPAC business combination will help Navitas accelerate beyond our initial high-volume success in the mobile-charging market into new, larger, exciting growth markets, including data centers, solar energy and electric vehicles.

When will the SPAC deal close?

We estimate that the deal will close around the end of Q3’21.

Are we now a publicly-traded company?

We are targeting to complete the transaction in Q3 of 2021. After that, Navitas will be a publicly-traded company, listed on one of the two major stock exchanges. Until that time, we remain a private company focused on building the premier power semiconductor company in the world.

What does this mean for me and my options? If / when I want to sell shares or exercise options, what will be the procedures and what will be the tax consequences?

Your Navitas equity awards will be converted into corresponding equity awards of the combined, publicly-traded company resulting from the SPAC merger. After the company becomes public, it will take approximately two months for the registration process to become complete so you can begin trading those shares. Shares held by Senior executives at Navitas come out of lock up over the course of three years – demonstrating to investors our strong belief in Navitas’ long-term trajectory. For now, there is no impact on the structure of your equity. Tax consequences can vary, and many of us may want to refer to tax professionals.

When can I sell my options?

Your original Navitas options will become options in the new publicly listed Navitas.

You can convert your options to shares and sell them after the deal closes and after the registration period of about two months is complete. You will also need to consider any new company policies regarding open trading windows or “quiet periods” that we might implement. Quiet periods are scheduled around earnings releases and other key corporate events. You will receive more information on this in the coming months.

Will there be changes in Navitas staffing? Will my employment status, compensation, benefits, or even my employer change in this transaction?

No. LOKB is a public shell company with no commercial operations. When the transaction is complete, Navitas employees will comprise the entire operating workforce. We will be laser-focused on the task at hand: making Navitas the #1 team in next-generation power semiconductors.

Are we / will we be an American company?

Prior to the closing of the SPAC business combination, our company will continue to be incorporated in the Republic of Ireland.

Upon the closing of the SPAC business combination, our company will be a U.S. company incorporated in Delaware, with our HQ in El Segundo, CA. and a wholly-owned entity in Ireland. All other entities (e.g. Navitas Shanghai) will be subsidiaries of a U.S. corporation.

How are we explaining this to customers/distributors/supply-chain partners?

We will be sharing the news with our customers and partners along with today’s announcement. Beyond that, we are all under strict non-disclosure regulations that prohibit us from providing any other detail other than what is in the announcement. Never hesitate to reach out to me directly if you have a partner concern related to the transaction.

What changes can we expect in our day-to-day business roles?

Nothing should change between now and the closing of the business combination. We will continue to run heads down and grow the business as we know we can. When we do emerge as a public company, we will face more public scrutiny, but we will be prepared for that and maintain communication with all employees so that everyone is on the same page.

Will I be asked to vote on the transaction?

No. Live Oak Acquisition Corp II will prepare a proxy statement which will be sent to its shareholders in connection with its special meeting to approve the transaction.

If I get a call or meet someone from the media that knows that I work at Navitas and they ask about this development, what should I tell them?

You must not talk to the press or share any company information about the details of this SPAC business combination, even with your friends and family. Not even spouses. This is not an arbitrary request, it is a legal mandate that we are obligated to follow during this process. Our policy is to direct them to ir@navitassemi.com.

Please note that members of the media or those otherwise looking for information may not always disclose themselves as such—it could even be customers, industry contacts or others you know personally. Please exercise extra caution and be wary of anyone (even people you know) asking you about the company or its plans.

Since I work here at Navitas, am I considered an ‘Insider’? And does that mean I can be held accountable for insider trading?

An insider is anyone who has a relationship of trust and confidence with Navitas and in this case, Live Oak. So yes, our employees are insiders of both Navitas and Live Oak. As an employee, you should NEVER share ‘non-public’ information with anyone outside of Navitas. A good rule of thumb is to consider anything on our website public. Anything not on our website or otherwise in the public arena and clearly shared by Navitas is “non-public.” Social media/news websites might not be accurate, so please do not use this as a benchmark. Remember that this obligation extends to trading in the stock of Live Oak Acquisition Corp II before the transaction is completed.

What if I have a question? Who should I go to?

We realize that you will have a lot of questions. We will continue to communicate with you as things evolve; however, we will not be able to answer many of the questions yet. There will be a lot of public disclosure in the coming weeks that you will have access to. Please bear with us in the coming days and months as we work through a very complex process and get the information we need to answer your questions. We will continue to hold regular all-hands meetings and will aim to answer questions during those discussions. If these various communications do not answer your question, please send your question(s) to questions@navitassemi.com.

Becoming a public company requires us to be more mindful of our new status and aware of the risks associated with it. With increased visibility comes increased scrutiny.

We are asking everyone in the Navitas orbit to exercise a greater degree of discretion, professionalism and confidentiality. Understand that wearing the “Navitas badge” means more now than ever.

####

The following email was sent to certain partners of the Company on May 7, 2021.

TO:	NAVITAS SEMICONDUCTOR PARTNERS (email list)

FROM:	Stephen Oliver

DATE:	May 7, 2021

SUBJECT:	Important News from Navitas Semiconductor

Dear Navitas GaNFast Partners,

We have some exciting news to share about Navitas Semiconductor’s future.

Today, we announced the first step in a process that will allow us to become a publicly-listed company with a strong balance sheet and the ability to accelerate our current success with our GaNFast power ICs and revolutionize the world of power electronics.

The process is called a ‘SPAC Business Combination,’’ which means that we have agreed to merge with a ‘Special Purpose Acquisition Company’ (SPAC) called ‘Live Oak Acquisition Corp II.’ SPAC business combinations have become a popular method for high-growth U.S. companies to become public. From our perspective, the SPAC process offers us a more efficient and more predictable path to going public as compared to a traditional IPO. As part of the process, we have attracted new investors excited about our vision, technology and product roadmap. At the conclusion of the process, Navitas will be a publicly traded company. Our stock will be traded on a national stock exchange (NYSE or NASDAQ) under a new ticker symbol, “NVTS.” We are targeting to complete this process by the end of Q3’21. Please see the Navitas IR page for more details.

Taking Navitas public is a tremendous opportunity, and we thank you for your hard work and partnership to reach this goal. You will continue to work with the same expert teams at Navitas. We intend to add to our initial high-volume success in the mobile-charging market and move into new, large, exciting growth markets, including data centers, solar energy and electric vehicles.

If you have any questions, please contact me and I will be happy to help.

Thank you again for your commitment and close partnership as we have grown. We are excited about the future with you.

Let’s Go GaNFast!

Best regards, Steve

Stephen Oliver

VP Corporate Marketing & Investor Relations, Navitas Semiconductor

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The following email was sent to certain contacts of The Blueshirt Group on May 7, 2021.

Good Morning,

Earlier this morning, Blueshirt client, Navitas Semiconductor, the industry leader in Gallium Nitride (GaN) Power ICs, announced that they will go public at an enterprise value of $1.04 billion via a SPAC business combination with Live Oak Acquisition Corp. II – Press Release

•	Deal raises approximately $400M of capital, including an over-subscribed and upsized $145M PIPE.

•	Capital to be used for accelerated product development and expansion into power semi markets estimated at a $13B TAM, including mobile, consumer, enterprise, renewables and EV / eMobility.

•

Navitas estimates that its proprietary and highly patent protected GaNFast™ power ICs deliver up to 3x faster charging in half the size and weight and up to 40% energy savings compared with legacy silicon chips.

•	Over 18 million GaNFast™ power ICs have shipped, with zero reported field failures, to Tier 1 customers including Dell, Lenovo, Xiaomi, OPPO, LG, Amazon, Belkin and dozens more.

•	Committed manufacturing capacity well in excess of current forecasts to confidently meet strong customer demand.

•	Navitas estimates that GaN ICs can reduce CO2 emissions by up to 2.6 Gtons annually by 2050.

Review the full investor presentation.

Blueshirt is advising Navitas in the transaction and will continue working with the Company following the planned completion of the merger – currently anticipated in Q3. To meet with Navitas management, please reach out to the Blueshirt Team, and similarly, we will keep you informed around any planned research analyst events.

All the best,

Lori

Lori Barker

Managing Director

The Blueshirt Group

100 Montgomery Street, Suite 1101

San Francisco, CA 94104

####

Cautionary Statement Regarding Forward Looking Statements

The information included herein includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed business combination, the ability of the parties to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projections of market opportunity and market share, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “plan,” “seek,” “expect,” “project,” “forecast,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

Live Oak Acquisition Corp. II (“Live Oak II”) and the Company caution you that the forward-looking statements contained herein are subject to numerous risks and uncertainties, including the possibility that the expected growth of the Company’s business will not be realized, or will not be realized within the expected time period, due to, among other things: (i) the Company’s goals and strategies, future business development, financial condition and results of operations; (ii) the Company’s customer relationships and ability to retain and expand these customer relationships; (iii) the Company’s ability to accurately predict future revenues for the purpose of appropriately budgeting and adjusting the Company’s expenses; (iv) the Company’s ability to diversify its customer base and develop relationships in new markets; (v) the level of demand in the Company’s customers’ end markets; (vi) the Company’s ability to attract, train and retain key qualified personnel; (vii) changes in trade policies, including the imposition of tariffs; (viii) the impact of the COVID-19 pandemic on the Company’s business, results of operations and financial condition; (ix) the impact of the COVID-19 pandemic on the global economy; (x) the ability of the Company to maintain compliance with certain U.S. Government contracting requirements; (xi) regulatory developments in the United States and foreign countries; and (xii) the Company’s ability to protect its intellectual property rights. Forward-looking statements are also subject to additional risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Live Oak II is not obtained; (iii) the outcome of any legal proceedings that may be instituted against Live Oak II or the Company following announcement of the proposed business combination; (iv) the risk that the proposed business combination disrupts Live Oak II’s or the Company’s current plans and operations as a result of the announcement of the proposed business combination; (v) costs related to the proposed business combination; (vi) failure to realize the anticipated benefits of the proposed business combination; (vii) risks relating to the uncertainty of the projected financial information with respect to the Company; (viii) risks related to the rollout of the Company’s business and the timing of expected business milestones; (ix) the effects of competition on the Company’s business; (x) the amount of redemption requests made by Live Oak II’s public stockholders; (xi) the ability of Live Oak II or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; and (xii) those factors discussed in Live Oak II’s final prospectus filed with the Securities and Exchange Commission (the “SEC”) on December 4, 2020 under the heading “Risk Factors” and other documents of Live Oak II filed, or to be filed, with the SEC.

If any of the risks described above materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by our forward-looking statements. There may be additional risks that neither Live Oak II nor the Company presently know or that Live Oak II and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Live Oak II’s and the Company’s expectations, plans or forecasts of future events and views as of the date hereof. Live Oak II and the Company anticipate that subsequent events and developments will cause Live Oak II’s and the Company’s assessments to change. However, while Live Oak II and the Company may elect to update these forward-looking statements at some point in the future, Live Oak II and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Live Oak II’s and the Company’s assessments as of any date subsequent to the date hereof. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information and Where to Find It

In connection with the proposed business combination, Live Oak II plans to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus of Live Oak II. Live Oak II also plans to file other documents and relevant materials with the SEC regarding the proposed business combination. After the Registration Statement has been cleared by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of Live Oak II. SECURITYHOLDERS OF LIVE OAK II AND THE COMPANY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION. Stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Live Oak II and the Company once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

Live Oak II and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Live Oak II in connection with the proposed business combination. The Company and its officers and directors may also be deemed participants in such solicitation. Securityholders may obtain more detailed information regarding the names, affiliations and interests of certain of Live Oak II’s executive officers and directors in the solicitation by reading Live Oak II’s Annual Report on Form 10-K filed with the SEC on March 25, 2021 and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the proposed business combination when they become available. Information concerning the interests of Live Oak II’s participants in the solicitation, which may, in some cases, be different than those of Live Oak II’s stockholders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.